UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) December 6, 2017



Winnebago Industries, Inc.
(Exact Name of Registrant as Specified in its Charter)

Iowa	**001-06403**	**42-0802678**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	**50436**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Winnebago Industries, Inc. (Winnebago Industries) is filing herewith a press release issued on December 6, 2017, as Exhibit 99.1 which is included herein. The press release was issued to report that on December 20, 2017, Winnebago Industries anticipates announcing its financial results for its first quarter ended November 25, 2017. In connection with the announcement, Winnebago Industries will host a conference call on December 20, 2017 at 9:00 a.m. CST. Details regarding the conference call are contained in the press release included herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	News Release of Winnebago Industries, Inc. dated December 6, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date: December 6, 2017	By:	*/s/ Scott C. Folkers*
	Name:	Scott C. Folkers
	Title:	Vice President, General Counsel and Secretary

 # News Release

Contact: Steve Stuber - Investor Relations - 952-828-8461 - srstuber@wgo.net
Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES' FIRST QUARTER FISCAL 2018 FINANCIAL RESULTS

ANNOUNCEMENT TO BE MADE ON DECEMBER 20, 2017

------ Conference Call Scheduled for 9:00 a.m CST ------

FOREST CITY, IOWA, December 6, 2017 - Winnebago Industries, Inc. (NYSE: WGO), a leading United States (U.S.) recreation vehicle manufacturer, plans to issue its earnings release for its first quarter of Fiscal 2018 before the market opens on December 20, 2017. The Company will also host a conference call to discuss the financial results for the quarter on Wednesday, December 20, 2017 at 9 a.m. CST.

All interested parties are invited to listen live via the Company's website, http://investor.wgo.net. The event will be archived and available for replay for the next 90 days. To access the replay, click on http://phx.corporate-ir.net/phoenix.zhtml?c=85260&p=irol-audioarchives.

About Winnebago Industries

Winnebago Industries is a leading U.S. manufacturer of recreation vehicles under the Winnebago and Grand Design brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers and fifth wheel products. Winnebago has multiple facilities in Iowa, Indiana, Oregon and Minnesota. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago's investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.

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